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                               July 8, 2022

       Teresa Weber
       Chief Executive Officer
       biote Corp.
       130 E. Randolph Street, Suite 3400
       Chicago, Illinois 60601

                                                        Re: biote Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 28, 2022
                                                            File No. 333-265714

       Dear Ms. Weber:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed June 28, 2022

       General

   1. We note your newly added disclosure throughout the prospectus that the Company may choose to release one
or more Selling Securityholders from the applicable lock-up period, which would allow for
earlier sales of shares of Class A Common Stock in the public market. Please further
revise this disclosure in all places in which it appears to explain the
                                                        Company's reasoning for
granting such release in light of your disclosure on page 47 that such release could have
a negative impact on the price of the Company   s Class A common
                                                        stock, thereby
negatively impacting public shareholders.
 Teresa Weber
biote Corp.
July 8, 2022
Page 2

      You may contact Daniel Crawford at 202-551-7767 or Laura Crotty at
202-551-
7614 with any questions.



                                                       Sincerely,
FirstName LastNameTeresa Weber
                                                       Division of Corporation
Finance
Comapany Namebiote Corp.
                                                       Office of Life Sciences
July 8, 2022 Page 2
cc:       Peter Byrne
FirstName LastName